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October 8, 2021

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landa App 2 LLC

Offering Statement on Form 1-A

Filed September 17, 2021

File No. 024-11648

Ladies and Gentlemen:

This letter is submitted on behalf of Landa App 2 LLC (the “Company,” “we,” or “our”) in response to comments from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 4, 2021 (the “Comment Letter”) regarding the Company’s Offering Statement on Form 1-A (File No. 024-11648) filed on September 17, 2021, relating to a proposed offering of membership interests by certain series registered under the Company (each, a “Series”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing an amended Offering Statement on Form 1-A/A (the “Amended Offering Statement”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with our response immediately following.

Draft Offering Statement on Form 1-A submitted September 17, 2021

Unaudited Pro Forma Condensed Combined Financial Statements, page F-17

1. We note your response to our comment 2. Please explain to us why you have not reflected Landa Series 4085 Springvale Way within your pro forma financial information or revise your pro forma financial information accordingly. Reference is made to Part F/S of Form 1-A for financial statements requirements.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the unaudited pro forma condensed combined financial statements on pages F-17 – F-35 of the Amended Offering Statement, to include Landa Series 4085 Springvale Way for the period of January 1, 2021 to June 30, 2021.

Division of Corporate Finance

October 8, 2021

Exhibits

2. We note your auditor's consent at exhibit 11.1 references their report dated September 17, 2021. We further note their audit report on page F-2 is dated August 9, 2021. Please have your auditor revise their consent and/or report for consistency.

Response to Comment No. 2

In response to the Staff’s comment, we have filed a revised auditor’s consent under Exhibit 11.1 to reflect the correct date.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail
Yishai Cohen, Chief Executive Officer and President
Neeraj Kumar, General Counsel
Gregory Crimmins, Head of Finance
Landa Holdings, Inc.

Matthew Schoenfeld
Farnell Morisset
Goodwin Procter LLP